Exhibit 2

Denison Mines Corp. Atrium on Bay, 595 Bay Street, Suite 402 Toronto, ON M5G 2C2 Ph. 416-979-1991 • Fx. 416-979-5893 www.denisonmines.com

PRESS RELEASE

DENISON ANNOUNCES

ELECTION OF DIRECTORS

Toronto, ON – May 9, 2014… Denison Mines Corp. (“Denison” or the “Company”) (TSX:DML)(NYSE MKT:DNN) announced that the nominees listed in the management proxy circular for the 2014 Annual Meeting of Shareholders (“Annual Meeting”) were elected as directors of the Company. Detailed results of the vote for the election of directors held at the Annual Meeting yesterday in Toronto are set out below.

Nominee	Votes For	% For	Votes Withheld	% Withheld
John H. Craig	121,507,519	86.70	18,636,767	13.30
W. Robert Dengler	136,276,601	97.24	3,867,684	2.76
Brian D. Edgar	133,776,354	95.46	6,367,931	4.54
Ron F. Hochstein	126,635,892	90.36	13,508,393	9.64
Tae-hwan Kim	126,685,648	90.38	13,485,638	9.62
Lukas H. Lundin	125,781,889	89.75	14,632,396	10.25
William A. Rand	139,017,791	99.20	1,126,495	0.80
Catherine Stefan	137,637,588	98.21	2,506,698	1.79

About Denison

Denison is a uranium exploration and development company with interests in exploration and development projects in Canada, Zambia, Mail, Namibia, and Mongolia. Including the high grade Phoenix deposits, located on its 60% owned Wheeler project, Denison’s exploration project portfolio includes 43 projects and totals approximately 584,000 hectares in the Eastern Athabasca Basin region of Saskatchewan. Denison’s interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake joint venture, which includes several uranium deposits and the McClean Lake uranium mill, one of the world’s largest uranium processing facilities, plus a 25.17% interest in the Midwest deposit and a 60% interest in the J-Zone deposit on the Waterbury property. Both the Midwest and J Zone deposits are located within 20 kilometres of the McClean Lake mill. Internationally, Denison owns 100% of the conventional heap leach Mutanga project in Zambia, 100% of the uranium/copper/silver Falea project in Mali, a 90% interest in the Dome project in Namibia, and an 85% interest in the in-situ recovery projects held by the Gurvan Saihan joint venture in Mongolia.

Denison is engaged in mine decommissioning and environmental services through its DES division and is the manager of Uranium Participation Corporation, a publicly traded company which invests in uranium oxide and uranium hexafluoride.

For more information, please contact

Ron Hochstein	(416) 979 – 1991 ext 232
President and Chief Executive Officer

Sophia Shane	(604) 689 – 7842
Investor Relations